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Exhibit 5.1
(letterhead of Greensfelder, Hemker & Gale, P.C.)



January 31, 1997



Jones Medical Industries, Inc.
1945 Craig Road
St. Louis, MO  63146

Gentlemen:

      We are acting as counsel for Jones Medical Industries, Inc. (the "Company") in connection with the registration of an aggregate of 1,460,084 shares of its Common Stock, $.04 par value (the "Shares"), under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-3 filed on January 31, 1997. The Shares represent a portion of the aggregate of 2,960,224 shares of the Company's Common Stock issued pursuant to the transactions contemplated by the Plan of Reorganization and Agreement ("Agreement") dated as of July 30, 1996, by and among the Company, Galen Drugs of Florida, Inc. and Daniels Pharmaceuticals, Inc. The Shares are presently outstanding and are to be offered for the respective accounts of the several Selling Shareholders named in the Registration Statement.

      We have examined all proceedings with reference to the due incorporation of the Company under the laws of the State of Delaware, minutes of meetings of the Company's Board of Directors and stockholders, the Agreement and the issuance of the Shares at the time of Closing thereunder, and such other papers and records as we deem relevant to the opinions set forth below.

      Based upon the foregoing, it is our opinion that the Shares are validly issued, fully paid and non-assessable.

      We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

                                    Very truly yours,

                              GREENSFELDER, HEMKER & GALE, P.C.